UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)

Under the Securities Exchange Act of 1934

Simply Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82901A105
(CUSIP Number)

Andrew DeFrancesco
Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9, 1-646-508-1721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOL Global Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,824,194, which includes (i) 1,300,000 shares of Common Stock initially issuable on conversion of certain outstanding convertible notes, including the New Convertible Notes (as defined in Item 4 below); and (ii) 1,300,000 shares of Common Stock issuable on exercise of certain outstanding warrants, including the New Warrants (as defined in Item 4 below).*

	8	SHARED VOTING POWER -
9

SOLE DISPOSITIVE POWER

2,824,194, which includes (i) 1,300,000 shares of Common Stock initially issuable on conversion of the certain outstanding convertible notes, including the New Convertible Notes; and (ii) 1,300,000 shares of Common Stock issuable on exercise of certain outstanding warrants, including the New Warrants.*

	10	SHARED DISPOSITIVE POWER -
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,824,194, which includes (i) 1,300,000 shares of Common Stock initially issuable on conversion of certain outstanding convertible notes, including the New Convertible Notes; and (ii) 1,300,000 shares of Common Stock issuable on exercise of certain outstanding warrants, including the New Warrants.*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.951%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Shares of Common Stock is based on the conversion of the full principal amount of all outstanding convertible notes, including the New Convertible notes, and the exercise of all outstanding warrants. Shares of Common Stock is subject to change as a result of (i) any increase in the principal amount of any outstanding convertible notes, including the New Convertible Notes, arising from capitalized interest; (ii) any conversion of interest due and owing under any outstanding convertible notes, including the New Convertible Notes; or (iii) the exercise of less than all outstanding warrants.

**Based on (i) 12,168,900 shares of Common Stock issued and outstanding as of September 14, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 14, 2021; (ii) 1,300,000 shares of Common Stock initially issuable upon conversion of certain outstanding convertible notes, including the New Convertible Notes; and (iii) 1,300,000 shares of Common Stock issuable upon exercise of certain outstanding warrants, including the New Warrants.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOL Verano Blocker 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,877,412.
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,877,412.
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,877,412.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.504%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on (i) 12,168,900 shares of Common Stock issued and outstanding as of September 14, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 14, 2021;; (ii) 800,000 shares of Common Stock initially issuable upon conversion of certain outstanding convertible notes (excluding the New Convertible Notes); and (iii) 800,000 shares of Common Stock issuable upon exercise of certain outstanding warrants (excluding the New Warrants).

Item 2. Identity and Background

Item 2 is amended as follows:

This statement on Schedule 13D/A is being filed by SOL Global Investments Corp. ("SOL") and SVB1, a Delaware limited liability company (together with SOL, the "Reporting Persons"). SOL is in the business of investing in various businesses and SVB1 is a wholly-owned subsidiary of SOL. The Reporting Persons' principal business and principal office address is Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9.

SOL is the sole member of SVB1.

Andrew DeFrancesco is the Chairman and CEO of SOL and the sole Manager of SVB1. Mr. DeFrancesco is a citizen of Bahamas and resident in the Bahamas. Paul Kania is the Chief Financial Officer of SOL. Mr. Kania is a citizen of Canada and resident in Toronto, Ontario, Canada.

Olivier Centner is a Board Member of SOL. Mr. Centner is a citizen of Canada and resident in Toronto, Ontario, Canada.

Arena Prado-Acosta is a Board Member of SOL. Mr. Prado-Acosta is a citizen of the United States and resident in Miami, Florida.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is amended as follows:

The securities of the Issuer purchased by each of the Reporting Persons were purchased with working capital. The total consideration for such purchases was $10,420,519.

Item 4. Purpose of Transaction

Item 4 is amended as follows:

The Issuer executed two unsecured convertible notes dated October 21, 2021 and November 5, 2021, respectively (together, the "New Convertible Notes"), whereby the Issuer agreed to pay SOL the principal sum of $750,000 and $500,000, respectively, plus, in each case, accrued and unpaid interest. Pursuant to the terms of the New Convertible Notes, SOL may opt to convert principal and accrued and unpaid interest into shares of Common Stock at a conversion price of $2.50 per share. The maturity dates of the New Convertible Notes are April 21, 2022 and May 5, 2022, respectively.

In addition, the Issuer executed two warrant agreements dated October 21, 2021 (the "First Warrant Agreement") and November 5, 2021 (the "Second Warrant Agreement" and, together with the First Warrant Agreement, the "New Warrants"), respectively. Pursuant to the terms of the First Warrant Agreement, SOL received 300,000 warrant shares, which it may exercise for up to 300,000 shares of Common Stock at an exercise price of $2.75 per share. Such warrant shares become exercisable on April 21, 2022 and terminate on April 21, 2025. Pursuant to the terms of the Second Warrant Agreement, SOL received 200,000 warrant shares, which it may exercise for up to 200,000 shares of Common Stock at an exercise price of $2.75 per share. Such warrant shares become exercisable on May 5, 2022 and terminate on May 5, 2025.

The Issuer executed the New Convertible Notes and granted SOL the New Warrants in exchange for payment to the Issuer by SOL of $1,250,000 in aggregate.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2021

SOL Global Investments Corp.

By:	/s/ Andrew DeFrancesco
Andrew DeFrancesco
Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).